OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0362
--------                                              Expires: January 31, 2005
 FORM 5    U.S. SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
--------        Washington, D.C. 20549                hours per response...1.0
                                                      --------------------------
[ ]   Check box if no longer
      subject to Section 16.
      Form 4 or Form 5 obligations
      may continue.
      See Instruction 1(b).
[ ]   Form 3 Holdings Reported
[ ]   Form 4 Transactions Reported

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*


     Ortenzio        Robert             A.
     ------------------------------------------
     (Last)         (First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
                    (Street)


     Mechanicsburg         PA              17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an Entity (Voluntary)

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4. Statement for Month/Year

     December 31, 2002
-----------------------------------------------
5. If Amendment, Date of Original (Month/Year)

     February 10, 2003

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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X  Director                      10% Owner
      X  Officer (give title           Other (specify below)
                   below)

         Chief Executive Officer and President
------------------------------------------------
7. Individual or Joint/Group Reporting
   (Check applicable line)

      X  Form Filed by one Reporting Person
         Form Filed by more than one Reporting
         Person

-------------------------------------------------


           Table I - Non-Derivative Securities, Acquired, Disposed of,
                              or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership Form: 7.Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Direct (D) or     Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     Indirect (I)      Beneficial
                          (Month/  Date, if                  (D) (Instr. 3,      Owned at the     (Instr. 4)        Ownership
                          Day/     any                        4 and 5)           end of Issuer's                    (Instr. 4)
                          Year)    (Month/                                       Fiscal Year
                                   Day/                                          (Instr. 3 and 4)
                                   Year)
                                                           Amount  (A)or Price
                                                                   (D)

     Common Stock,
     par value
     $.01 per share     12/13/02                  G(1)       2,309  (A)             4,429              (I)          By R.A.
                                                                                                                    Ortenzio
                                                                                                                    Family
                                                                                                                    Partnership,
                                                                                                                    L.P.
     Common Stock,
     par value
     $.01 per share                                                                44,169(2)           (I)          By Ortenzio
                                                                                                                    Family
                                                                                                                    Partnership,
                                                                                                                    L.P.
     Common Stock,
     par value
     $.01 per share                                                               246,857(3)           (I)          By Select
                                                                                                                    Healthcare
                                                                                                                    Investors I,
                                                                                                                    L.P.

     Common Stock,
     par value
     $.01 per share                                                                 4,175(4)           (D)          By Select
                                                                                                                    Investments I

     Common Stock,
     par value
     $.01 per share                                                                958,574             (D)

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

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10.Owner-   11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of         ship        of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-     of De-      Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative      riva-       ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-     tive        Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities      Secu-       ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-      rity:       Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially   Direct      ship
                                                       (A) or     Day/          (Instr.             Owned at   (D) or      (Instr.
                                                       Disposed   Year)         3 and 4)            End of     Indirect    4)
                                                       of (D)                                       Year       (I)
                                                       (Instr.                                      (Instr. 4) (Instr.4)
                                                       3, 4 and
                                                       5)


                                                      (A) (D)     Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- ation        Number
                                                                  able   Date         of
                                                                                      Shares

Non-qualified   $11.75    12/30/02            G(5)        70,000   (6)  4/25/11  Com-  70,000           804,470   (D)
Stock Options                                                                    mon
(right to buy)                                                                   Stock

Non-qualified   $11.75    12/30/02            G(5)    70,000       (6)  4/25/11  Com-  70,000            70,000   (I)    By The
Stock Options                                                                    mon                                     Robert A.
(right to buy)                                                                   Stock                                   Ortenzio
                                                                                                                         Descen-
                                                                                                                         dants
                                                                                                                         Trust

Non-qualified   $13.40    2/05/02             A      230,000        (7)  2/04/12 Com-  230,000           230,000  (D)
Stock Options                                                                    mon
(right to buy)                                                                   Stock


Non-qualified   $15.25    5/13/02             A      130,000        (8)  5/12/12 Com-  130,000           130,000  (D)
Stock Options                                                                    mon
(right to buy)                                                                   Stock


Non-qualified   $15.25    5/13/02             A      750,000      5/13/09 5/12/12 Com- 750,000           750,000  (D)
Stock Options                                                       (9)           mon
(right to buy)                                                                    Stock


Non-qualified   $14.25    8/13/02             A       25,000        (10)  8/12/12 Com-  25,000            25,000  (D)
Stock Options                                                                    mon
(right to buy)                                                                   Stock


----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1) Gift from Rocco A. Ortenzio. Mr. Ortenzio is a general partner of the R.A. Ortenzio Family Partnership, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by the R.A. Ortenzio Family Partnership, L.P. that exceed his pecuniary interest therein.

     (2) Mr. Ortenzio is the general partner of the Ortenzio Family Partnership, L.P.

     (3) Mr. Ortenzio is a 25% owner, Director and President of Select Capital Corporation, the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.

     (4) Mr. Ortenzio is a partner and 25% owner of Select Investments I. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Investments I that exceed his pecuniary interest therein.




                          /s/ Robert A. Ortenzio                  4/3/03
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Robert A. Ortenzio                       Select Medical Corporation - NYSE (SEM)
4716 Old Gettysburg Road, P.O. Box 2034                        December 31, 2002
Mechanicsburg, PA 17055

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10.Owner-   11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of         ship       of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-     of De-     Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative      riva-      ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-     tive       Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities      Secu-      ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-      rity:      Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially   Direct     ship
                                                       (A) or     Day/          (Instr.             Owned at   (D) or     (Instr.
                                                       Disposed   Year)         3 and 4)            End of     Indirect   4)
                                                       of (D)                                       Year       (I)
                                                       (Instr.                                      (Instr. 4) (Instr.4)
                                                       3, 4 and
                                                       5)


                                                      (A) (D)     Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- ation        Number
                                                                  able   Date         of
                                                                                      Shares



----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses (continued):

     (5) Gift to The Robert A. Ortenzio Descendants Trust, of which Mr. Ortenzio's children are the beneficiaries and over which Mr. Ortenzio exercises investment control.

     (6) The original option grant of 874,470 options vests over three years in equal parts of 1/3 of the total per year, the first installment of which vested on 4/26/02.

     (7) The original option grant of 230,000 options vests over three years in equal parts of 1/3 of the total per year, beginning on 2/05/03.

     (8) The original option grant of 130,000 options vests over three years in equal parts of 1/3 of the total per year, beginning on 5/13/03.

     (9) All options are scheduled to vest on 5/13/09; however, the vesting of some or all of the options may be accelerated in accordance with section 4(b) of the Company's Second Amended and Restated 1997 Stock Option Plan.

     (10) The original option grant of 25,000 options vests over three years in equal parts of 1/3 of the total per year, beginning on 8/13/03.